

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2020

Taylor Schreiber, M.D., Ph.D.
Chief Executive Officer
Shattuck Labs, Inc.
1018 W. 11th Street, Suite 100
Austin, TX 78703

> **Re: Shattuck Labs, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2020**
> **File No. 333-248918**

Dear Dr. Schreiber:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Draft Registration Statement on Form S-1 submitted September 10, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Estimating the Fair Value of Common Stock, page 97

1. Please expand your discussion of stock-based compensation to include relevant information provided in your response letter dated September 25, 2020, particularly the methods and key assumptions used to determine your valuations in July and August 2020 and those factors that caused these fair values to increase from $31.98 per share to $53.50 per share, as well as the subsequent factors that led to the increase in value inherent in the estimated offering range. In addition, expand Note 10 on page F-40 to provide information for stock options granted after June 30, 2020, consistent with your disclosure in Note 7 beginning on F-37 supporting stock options previously granted in 2020.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Branden C. Berns, Esq.